Dragon Gold Resources, Inc.
                         Regents Place, 338 Euston Road
                               London NW1 3BT, UK
                                44-0-207-416-4920
                           44-0-207-416-4975 facsimile

VIA FEDERAL EXPRESS

July 12, 2005

Morgan Youngwood
Mail Stop 04-06
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549


Dear Morgan:

This letter is in response to the letter sent to us dated April 19, 2005 commenting on the Form 8-K filed on April 13, 2005.

We will file today, through the EDGAR system, an amendment to the Form 8-K to address comments raised in your letter.

I have enclosed two copies for your convenience.

The document has been amended as follows:

1. The document and all documents to follow will use file number 000-50541.

2. The document has been revised to disclose the going concern opinion.

3. The document has been revised accordingly to correct this error.

4. The document has amended to disclose that the Company has reduced it's activities in Vancouver and selected an audit firm in Houston because of the convenience of location to the Company's corporate counsel.



                                                 Sincerely,

                                                 -----------------------------
                                                 Johannes Petersen
                                                 Chief Executive Officer